

Reed Woogerd · 3rd in

Esports USA Holding

Restaurateur

Austin, Texas Area · 500+ connections · **Contact info**

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Experience

Board Member

Esports USA Holdings

Jun 2019 – Present · 1 yr
Houston, Texas

Currently developing some of the first Esports bars in the country: Valhalla Esports Lounge

Executive Director

Service! A relief effort for hospitality workers
Mar 2020 – Present · 3 mos
Columbus, Ohio Metropolitan Area

Founding member of a non-profit that benefits hospitality workers in the Columbus, OH area.

CEO

Muse Hospitality
Jul 2018 – Present · 1 yr 11 mos
Columbus, Ohio

Various ventures/projects

President

Corso Ventures
Apr 2013 – Jun 2018 · 5 yrs 3 mos
Columbus, Ohio

Develop and Oversee all operations of restaurant/bar concepts:

Short North Pint House
-Voted Best Overall Bar in Columbus, Ohio for 4 straight years (614 Magazine)   **...see mor**

General Manager

Park Street Complex
Feb 2011 – Jan 2013 · 2 yrs
Columbus, Ohio Area

Skills & Endorsements

Hospitality Management · 10

Hans Goss and 9 connections have given endorsements for this skill

Restaurants · 8

Hans Goss and 7 connections have given endorsements for this skill

Hospitality · 7

Hans Goss and 6 connections have given endorsements for this skill

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Recommendations

Received (1)   **Given (0)**



Hans Goss
Founder at Valhalla Esports
Lounge
January 29, 2020, Hans
managed Reed directly

Working with Reed has been one of the best pleasures of m
Being an Airborne Infantryman I got to meet and work with
of extraordinary people of the highest caliber. Reed ranks ri
there with the best of them. Very few people are as talented
and principled as Reed. His goal everyday is to ... **See more**

